Exhibit 8.1

List of principal subsidiaries

Name	Jurisdiction of incorporation
Ryanair (DAC)	Ireland
Ryanair Sun S.A.	Poland
Lauda Europe Limited	Malta
Malta Air Limited	Malta
Ryanair U.K. Limited	United Kingdom